                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                   Under the Securities Exchange Act of 1934



                                   MESA Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   590911103
                                 (CUSIP Number)

                                Kenneth A. Hersh
                          777 Main Street, Suite 2700
                            Fort Worth, Texas 76102
                                 (817) 820-6600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 2, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this Statement. [X] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
CUSIP NO. 590911103                                    SCHEDULE 13D
- -------------------------------------------------------------------------------------------------------------------------

(1)   Names of Reporting Persons

            DNR-MESA HOLDINGS, L.P.

- -------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                        (a)  [ ]
                                                                                                                 (b)  [ ]
- -------------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

- -------------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                  OO (See Item 3)

- -------------------------------------------------------------------------------------------------------------------------

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                         [ ]

- -------------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization          DNR-MESA HOLDINGS, L.P. IS A LIMITED PARTNERSHIP
                                                    FORMED UNDER THE LAWS OF THE STATE OF TEXAS.

- -------------------------------------------------------------------------------------------------------------------------

                                  (7)     Sole Voting Power                                               58,849,557  (1)
     Number of                    ---------------------------------------------------------------------------------------
     Shares
     Beneficially                 (8)     Shared Voting Power                                                           0
     Owned by                     ---------------------------------------------------------------------------------------
     Each
     Reporting                    (9)     Sole Dispositive Power                                          58,849,557  (1)
     Person With:                 ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                                      0
- -------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                             58,849,557

- -------------------------------------------------------------------------------------------------------------------------

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                        [ ]

- -------------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                       47.8%  (2)

- -------------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                      PN

- -------------------------------------------------------------------------------------------------------------------------


     (1) As exercised through its sole general partner, Rainwater, Inc., a Texas corporation.

     (2) Based on the 64,260,723 shares of Common Stock outstanding as of June 28, 1996, plus the 58,849,557 additional shares of Common Stock issuable upon the conversion of all of the Partnership's shares of Series B 8% Cumulative Convertible Preferred Stock of the Issuer.

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ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of MESA Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1400 Williams Square West, 5205 North O'Connor Boulevard, Irving, Texas 75039.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(c) DNR-MESA Holdings, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Texas. The Partnership's principal business address and office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of the Partnership is the acquisition, holding, selling, trading, exchanging and otherwise investing in and dealing with securities of the Issuer, whether recourse or non-recourse to the Issuer and without regard to whether such securities are publicly traded, readily marketable or restricted as to transfer or sale.

      Rainwater, Inc., the sole general partner of the Partnership (sometimes referred to as the "General Partner"), is a corporation organized under the laws of the State of Texas. Rainwater, Inc.'s principal business address and business office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of Rainwater, Inc. is investments. The sole shareholder of Rainwater, Inc. is Richard E. Rainwater.

      The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Rainwater, Inc., are set forth below:

                                                                                           Name, Principal Business
                                                                                                and Address of
                                                                                             Organization in which
             Name and                       Capacity in                 Principal            Principal Occupation
         Business Address                   Which Serves               Occupation                is Conducted
         ----------------                   ------------               ----------                ------------
Richard E. Rainwater                    President, Director        Personal investment           Self-employed
777 Main Street                                                      for own account            777 Main Street
Suite 2700                                                                                        Suite 2700
Fort Worth, Texas 76102                                                                     Fort Worth, Texas 76102

Darla D. Moore                        Vice President, Director     Personal investment           Self-employed
777 Main Street                                                      for own account            777 Main Street
Suite 2700                                                                                        Suite 2700
Fort Worth, Texas 76102                                                                     Fort Worth, Texas 76102

Kenneth A. Hersh                   Vice President, Treasurer and    Chief investment        Rainwater, Inc. and GFW
777 Main Street                         Secretary, Director            officer for                II, L.L.C.
Suite 2700                                                         Rainwater, Inc. and          777 Main Street
Fort Worth, Texas 76102                                            manager of related             Suite 2700
                                                                      partnerships          Fort Worth, Texas 76102

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            The principal business of GFW II, L.L.C. is investments.

      (d) None of the entities or individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or individuals identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Partnership purchased 58,849,557 shares (the "Initial Shares") of Series B 8% Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), of the Issuer at a price per share of $2.26, for a total purchase price of $133,000,000. In addition, the Partnership has made a standby commitment (the "Standby Commitment") to purchase, under certain circumstances, up to a maximum of approximately 58,599,252 shares of Series B Preferred Stock at $2.26 per share for a total purchase price of approximately $132,434,310 (subject to increase to reflect rounding). The Partnership obtained the funds necessary to purchase the Initial Shares from capital contributions made by the Partnership's general partner and limited partners.

      Rainwater, Inc., as the sole general partner of the Partnership, provided $1,330,000 to the Partnership as the General Partner's capital contribution to the Partnership's funds to be used to purchase the Initial Shares. The General Partner obtained the funds necessary to make its capital contribution to the Partnership from its existing working capital.

      Richard E. Rainwater, in his capacity as a limited partner of the Partnership, provided $72,670,000 to the Partnership as his capital contribution to the Partnership's funds to be used to purchase the Initial Shares. Mr. Rainwater used $19,500,000 of his personal funds to make such capital contribution and obtained the remaining $53,170,000 from a pre-existing personal line of credit (the "Credit Line") with NationsBank of Texas, N.A. (the "Bank"). Borrowings under the Credit Line are available for use for any purpose, bear a variable interest rate tied to the London Interbank Offered Rate (and in certain cases the Bank's daily prime rate), and are secured by certain personal stock-holdings of Mr. Rainwater (which are unrelated to the Issuer or any of the transactions described in this filing).

      Mr. Rainwater has not pledged, and will not be required by the Bank to pledge, any of the securities of the Issuer to secure the borrowings under the Credit Line. Mr. Rainwater uses the Credit Line in the ordinary course of his business merely for convenience as a source of liquidity. Mr. Rainwater expects to fully repay, using personal assets, the above mentioned $53,170,000 borrowed under the Credit Line within 90 to 120 days.

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ITEM 4.     PURPOSE OF TRANSACTION.

      On April 26, 1996, the Issuer and the Partnership entered into a Stock Purchase Agreement (as amended, the "Purchase Agreement") pursuant to which the Issuer agreed to issue and sell, and the Partnership agreed to purchase (1) the Initial Shares, and (2) pursuant to a standby commitment (the "Standby Commitment") such number of additional shares of the Series B Preferred Stock equal to the number of shares of Series A 8% Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock") of the Issuer, if any, not purchased in a rights offering (the "Rights Offering") to be commenced by the Issuer promptly after the sale of the Initial Shares. The closing of the sale of the Initial Shares to the Partnership occurred on July 2, 1996 (the "First Closing Date"). The Rights Offering will entitle the holders of the Common Stock to purchase a pro-rata portion of an aggregate of approximately 58,599,252 shares of Series A Preferred Stock for $2.26 per share. Following the Rights Offering, the Partnership will own the 58,849,557 shares of Series B Preferred Stock obtained on the First Closing Date, plus any additional shares of Series B Preferred Stock purchased pursuant to the Standby Commitment, which number could range from 0 to 58,599,252 additional shares. Thus, following the closing of the Rights Offering and the sale, if any, pursuant to the Standby Commitment (the "Second Closing"), the Partnership will own anywhere from 58,849,557 to 117,448,809 shares of Series B Preferred Stock.

      Each share of Series B Preferred Stock is convertible into one share of Common Stock (subject to customary anti-dilution adjustments). Therefore, by reason of its conversion rights, the Partnership currently has beneficial ownership of 58,849,557 shares, or 47.8%, of the outstanding shares of the Common Stock. Following the Second Closing, the Partnership will have beneficial ownership of a minimum of 47.8%, up to a maximum of approximately 65%, of the Common Stock, depending upon the number of additional shares of Series B Preferred Stock purchased pursuant to the Standby Commitment.(3)

      The Series B Preferred Stock entitles the holder to receive cumulative dividends of 8% per annum of the stated value (the "Stated Value") of such shares, compounded quarterly. The Stated Value is $2.26 initially, and is to be increased by the amount of any accrued and unpaid dividends until such are paid. Dividends are payable quarterly in arrears on the last business day of March, June, September and December, beginning on September 30, 1996. For the first four years after the issuance of Series B Preferred Stock, dividends thereon will be payable in additional shares of Series B Preferred Stock ("PIK Dividends"), based upon the then-current Stated Value. Subject to the actual declaration of dividends by the Board of Directors and any applicable legal restrictions, the Partnership would increase its beneficial ownership of the Common Stock by virtue of any future receipt of PIK Dividends on the Series B Preferred Stock.





     (3) To comply with Rule 13d-3(d)(1)(i), promulgated by the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, the Partnership has calculated its 47.8% minimum beneficial ownership interest by dividing: (1) 58,849,557 shares of Series B Preferred Stock, by (2) 58,849,557 shares of Common Stock issuable upon conversion of the Partnership's Series B Preferred Stock plus the 64,260,723 shares of Common Stock outstanding as of June 28, 1996. Please note that this required method of calculation differs from the basis for calculating the percentage ownership of the Issuer's securities represented by the Series B Preferred Stock as set forth in other public filings relating to the transaction described herein.

      In addition, the Series B Preferred Stock entitles the holders thereof, voting separately as a class, to elect a majority of the members of the Issuer's Board of Directors, provided that: (1) the Partnership and/or its affiliates continue to own either (a) at least 34,132,743 shares of the Series B Preferred Stock or (b) at least 15% of the total number of shares of the Common Stock outstanding (including shares issuable upon conversion of outstanding Series A Preferred Stock and Series B Preferred Stock), and (2) at least half of such shares in clause (1) are owned by, and the majority of the voting power of the Series B Preferred Stock is exercised by, Richard E. Rainwater and/or his affiliates. As the sole holder of the Series B Preferred Stock, the Partnership will have the right to nominate and elect a majority of the Board of Directors of the Issuer. Rainwater, Inc., as the sole general partner of the Partnership, has the exclusive right to exercise such voting rights on behalf of the Partnership.

      The Partnership acquired the securities herein reported for investment purposes and as a means to obtain control of the Issuer. Depending on market conditions, general economic conditions, and other factors that each may deem significant to his or its respective investment decisions, the Partnership, Rainwater, Inc. and Richard E. Rainwater may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire; provided, that such purchases and sales are otherwise made in compliance with the terms and conditions of the Purchase Agreement and to the extent applicable, the Articles of Incorporation and bylaws of the Issuer and any credit agreements and indentures to which the Issuer is a party.


      The Partnership has requested that Boone Pickens, the Chairman of the Board and Chief Executive Officer of the Issuer, assist the Partnership in identifying and retaining a new Chief Executive Officer and that Mr. Pickens resign when such successor is retained.

      Except as set forth in this Item 4, the reporting person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

      The summary set forth in this Item 4 of Schedule 13D of certain aspects of the transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the various agreements and documents attached as exhibits to this
Schedule 13D and incorporated herein by reference for all purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Partnership. The Partnership is the beneficial owner of 58,849,557 shares of Common Stock. Based on the number of shares of Common Stock issued and outstanding as of June 28, 1996, as contained in the Issuer's most recently available filing with the Securities and Exchange Commission, the Partnership is the beneficial owner of approximately 47.8% of the outstanding shares of Common Stock.

      Rainwater, Inc. Rainwater, Inc. may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 58,849,557 shares of Common Stock beneficially owned by the Partnership which constitute (based on the number of shares of Common Stock issued and outstanding) approximately 47.8% of the outstanding shares of Common Stock.

      Richard E. Rainwater. Richard E. Rainwater may, as sole shareholder of Rainwater, Inc., be deemed to be the beneficial owner of all 58,849,557 shares of Common Stock beneficially owned by the Partnership, of which Rainwater, Inc. is the sole general partner. Such 58,849,557 shares of Common Stock constitute approximately 47.8% of the outstanding shares of Common Stock.

      (b) The Partnership. Through Rainwater, Inc., its general partner, the Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 58,849,557 shares of Common Stock.

      Rainwater, Inc. As the sole general partner of the Partnership, Rainwater, Inc. has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 58,849,557 shares of Common Stock.

      Richard E. Rainwater. As the sole shareholder of Rainwater, Inc., Richard E. Rainwater has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 58,849,557 shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transactions in shares of the Common Stock during the past 60 days.

      (d)   No person other than the Partnership, Rainwater, Inc. and Richard
E. Rainwater has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which the Partnership, Rainwater, Inc. and Richard E. Rainwater cease to be the owners of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Pursuant to an Agreement of Limited Partnership dated as of April 25, 1996, Rainwater, Inc., as general partner, and the limited partners named therein formed the Partnership. The business of the Partnership is (a) to enter into the Purchase Agreement, (b) to purchase or otherwise acquire and to sell or otherwise dispose of the securities of the Issuer, (c) to exercise all rights, powers, privileges and other incidents of ownership or possession with respect to the securities of the Issuer held or owned by the Partnership and to carry securities of the Issuer in the name of the Partnership or the name of a nominee, (d) to provide continuing analysis and consulting assistance to the Issuer during the course of the Partnership's investment, and (e) to do all other acts and things necessary, incidental or convenient to carry on the Partnership business as contemplated. Rainwater, Inc. has full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership in the name of the Partnership, including, without limitation, the exercise of all rights, powers, privileges and other incidents of ownership or possession with respect to securities held or owned by the Partnership, including but not limited to the exercise of all voting rights with respect to such securities. See Exhibit 10.2 attached hereto for a complete copy of the Agreement of Limited Partnership.

      On the First Closing Date, the Issuer and the Partnership entered into a Registration Rights Agreement, which provides demand and piggyback registration rights regarding (1) Series A Preferred Stock issued or issuable in exchange for Series B Preferred Stock ("Registrable Series A Preferred Stock"), (2) Common Stock issuable upon conversion or redemption of Registrable Series A Preferred Stock or Series B Preferred Stock ("Preferred Stock"), and (3) any securities issued or issuable in respect of any Preferred Stock or Common Stock by way of any stock split or stock dividend or in connection with any share combination, recapitalization, merger, consolidation, reorganization or otherwise. The form of Registration Rights Agreement is attached as Exhibit B to the Purchase Agreement, which is Exhibit 10.1 hereof.

      Except as described herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships between the Partnership, Rainwater, Inc. and Richard E. Rainwater or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Partnership, Rainwater, Inc. and Richard
E. Rainwater.

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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit 10.1  -     Stock Purchase Agreement dated as of April 26, 1996, as
                       amended by that certain Amendment to Stock Purchase
                       Agreement dated May 22, 1996, by and between DNR-MESA
                       Holdings, L.P. and MESA Inc.

   Exhibit 10.2  -     Agreement of Limited Partnership of DNR-MESA Holdings,
                       L.P. dated as of April 25, 1996

   Exhibit 10.3  -     Credit Agreement dated June 1, 1995 between Richard E.
                       Rainwater and NationsBank of Texas, N.A.





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
                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 2, 1996               DNR-MESA HOLDINGS, L.P.

                                  By:   Rainwater, Inc., its Sole
                                        General Partner


                                        By: /s/ Kenneth A. Hersh
                                            ---------------------------
                                            Kenneth A. Hersh,
                                            Vice President

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
- -------                  -----------
  10.1      - Stock Purchase Agreement dated as of April 26, 1996, as
              amended by that certain Amendment to Stock Purchase
              Agreement dated May 22, 1996, by and between DNR-MESA
              Holdings, L.P. and MESA Inc.

  10.2      - Agreement of Limited Partnership of DNR-MESA Holdings,
              L.P. dated as of April 25, 1996

  10.3      - Credit Agreement dated June 1, 1995 between Richard E.
              Rainwater and NationsBank of Texas, N.A.